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SEC MAIL PROCESSING SECTION
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FEB 28 2005
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SECURITI N

05037492

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Holbein Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 901
(No. and Street)

Dallas (City) TX (State) 75248 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Holbein 972-934-9333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutton, Patterson + Company
(Name – *if individual, state last, first, middle name*)

4450 Sigma, Suite 130 (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/16/05

OATH OR AFFIRMATION

I, Richard Holbein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Holbein Associates, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Holbein
Signature

President
Title

Matt Hiebert
Notary Public

MATT HIEBERT
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 09-11-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Hutton, Patterson & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Holbein Associates, Inc.
Dallas, Texas

We have audited the statements of financial condition of Holbein Associates, Inc. (an S Corporation), as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holbein Associates, Inc. as of December 31, 2004 and 2003, the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutton, Patterson & Company

January 25, 2005
Dallas, Texas

4450 Sigma Road, Suite 130
Dallas, Texas 75244
Telephone 972.980.0808
Facsimile 972.980.2448
www.hutpat.com

HOLBEIN ASSOCIATES, INC.
Statements of Financial Condition
December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 52,617	$ 42,110
Fees receivable	65,280	74,627
TOTAL CURRENT ASSETS	117,897	116,737
FURNITURE AND EQUIPMENT		
Computer equipment	91,966	85,494
Office furniture and equipment	19,380	19,380
Telephone system	7,378	7,378
	118,724	112,252
Less accumulated depreciation	102,502	97,936
NET FURNITURE AND EQUIPMENT	16,222	14,316
	$ 134,119	$ 131,053

(Continued)

HOLBEIN ASSOCIATES, INC.
Statements of Financial Condition *(Continued)*
December 31, 2004 and 2003

LIABILITIES AND SHAREHOLDER'S EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable	**$ 9,108**	$ 10,530
Payroll taxes	**48**	(6)
TOTAL CURRENT LIABILITIES	**9,156**	10,524
SHAREHOLDER'S EQUITY		
Common stock (100,000 shares authorized, 10,000 shares issued and outstanding, no par value)	**10,000**	10,000
Retained earnings	**114,963**	110,529
TOTAL SHAREHOLDER'S EQUITY	**124,963**	120,529
	$ 134,119	$ 131,053

The accompanying notes are an integral part of these financial statements.

HOLBEIN ASSOCIATES, INC.
Statements of Income
For the Years Ended December 31, 2004 and 2003

	2004	2003
INCOME		
Fees	$ 681,023	$ 682,766
	681,023	682,766
OPERATING EXPENSES		
Salaries	461,150	370,030
Payroll taxes	21,597	23,052
Annual physical	290	-
Auto lease	7,208	3,604
Automobile expense	472	-
Bank charges	320	401
Contributions	2,675	1,820
Copy expense	1,246	1,529
Data processing	10,650	53,239
Database fees	40,842	-
Depreciation	4,566	3,724
Fees and registrations	3,505	3,054
Insurance	48,155	39,460
Legal and accounting	6,013	5,240
Meals and entertainment	4,000	12,951
Office expense	92,296	91,774
Postage	1,768	2,198
Professional associations	585	735
Taxes	1,449	570
Telecommunications	9,927	9,742
Travel	32,955	44,129
Training	-	1,200
	751,669	668,452
OPERATING LOSS	(70,646)	14,314
OTHER INCOME		
Other income	75,000	-
Loss on investment	-	(5,850)
Dividend income	80	114
	75,080	(5,736)
NET INCOME (LOSS)	$ 4,434	$ 8,578

The accompanying notes are an integral part of these financial statements.

HOLBEIN ASSOCIATES, INC.
Statement of Changes in Shareholder's Equity
For the Years Ended December 31, 2004 and 2003

	Number Of Shares	Common Stock	Retained Earnings	Total
BALANCE, December 31, 2002	10,000	$ 10,000	$ 101,951	$ 111,951
Net Income	-	-	8,578	8,578
BALANCE, December 31, 2003	**10,000**	**10,000**	**110,529**	**120,529**
Net Income	**-**	**-**	**4,434**	**4,434**
BALANCE, December 31, 2004	**10,000**	**$ 10,000**	**$ 114,963**	**$ 124,963**

The accompanying notes are an integral part of these financial statements.

HOLBEIN ASSOCIATES, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Years Ended December 31, 2004 and 2003

	2004	2003
BALANCE, beginning	**$ -**	$ -
Increases	**-**	-
Decreases	**-**	-
BALANCE, ending	**$ -**	$ -

The accompanying notes are an integral part of these financial statements.

HOLBEIN ASSOCIATES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 4,434	$ 8,578
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation	4,566	3,724
Loss on investment	-	5,850
Changes in assets and liabilities		
Decrease (increase in fees receivable)	9,347	(13,869)
(Decrease) increase in accounts payable	(1,422)	692
Increase in payroll taxes	54	30
Net cash flows provided by (used in) operating activities	16,979	5,005
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investment	-	9,150
Purchases of furniture and equipment	(6,472)	(4,325)
Net cash flows provided by investing activities	(6,472)	4,825
NET INCREASE (DECREASE) IN CASH	10,507	9,830
CASH, beginning	42,110	32,280
CASH, ending	$ 52,617	$ 42,110

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities

Holbein Associates, Inc. (the Company) was incorporated March 13, 1986, under the laws of the State of Texas. Principal business activities consist of providing institutional clients with asset consulting services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Income

Commissions income is recognized on a trade date basis.

Fees and Commissions Receivable

Fees, brokerage, and commissions receivable are generally received within ten days of month end.

Federal Income Tax

The Company has elected "S" Corporation status for federal income tax purposes. All income is taxed directly to the shareholder and no provision is made for federal income tax expense on the Company's financial statements.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, ranging from five to seven years.

Reserve for Doubtful Accounts

The Company's policy is to expense fees receivable of doubtful collectibility, therefore, no reserve is provided.

NOTE B - NET CAPITAL

Pursuant to the net capital provisions of rule 15(a)(3-1) of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $42,458 and $30,971 at December 31, 2004 and 2003, respectively.

NOTE C - COMMITMENTS AND CONTINGENCIES

The Company leased its principal office in Dallas, Texas under an operating lease that expires September 30, 2006. Monthly rentals of $6,839 continue through the 36th month of the agreement then increase to $7,165 through the remaining 24 months. As of December 31, 2004, future minimum lease commitments under the new non-cancelable operating lease are as follows:

2005	$85,976
2006	$64,482

Office lease expenses of $82,068 and $82,078 are included in office expense for the years ended December 31, 2004 and 2003, respectively.

(Continued)

NOTE C - COMMITMENTS AND CONTINGENCIES *(Continued)*

The Company also leases an automobile under an operating lease that expires in May 2007. As of December 31, 2004, future minimum lease commitments under the new non-cancelable operating lease are as follows:

2005	$7,208
2006	$7,208
2007	$3,003

Auto lease expense totaled $7,208 for the year ended December 31, 2004.

NOTE D – RELATED PARTY TRANSACTION

During the year ended December 31, 2003, the sole shareholder of the Company purchased the investment that had been held by the Company. The investment consisted of shares of NASDAQ. The stock was sold at the quoted value as of the date of sale for a total price of $9,150. There was a loss on the sale of $5,850.

SUPPLEMENTAL INFORMATION

HOLBEIN ASSOCIATES, INC.
Computations of Net Capital
December 31, 2004 and 2003

	2004	2003
TOTAL SHAREHOLDER'S EQUITY	$ 124,963	$ 120,529
LESS		
Unsecured receivables	65,280	74,627
Net furniture and equipment	16,222	14,316
	81,502	88,943
TOTAL CAPITAL	43,461	31,586
DEDUCTIONS	-	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	43,461	31,586
HAIRCUTS ON SECURITIES		
Money market funds, 2%	(1,003)	(615)
Other securities	-	-
NET CAPITAL	$ 42,458	$ 30,971
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17a-5 as of December 31, 2003 and 2002)		
NET CAPITAL as reported in Company's Part II (unaudited) focus report	$ 42,458	$ 30,971
ADJUSTMENTS, rounding	-	-
NET CAPITAL	$ 42,458	$ 30,971

The accompanying notes are an integral part of these financial statements.

HOLBEIN ASSOCIATES, INC.
Computations of Basic Net Capital Requirement
December 31, 2004 and 2003

	2003	2002
MINIMUM NET CAPITAL REQUIRED	**$ 610**	$ 701
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	**$ 5,000**	$ 5,000
NET CAPITAL REQUIREMENT	**$ 5,000**	$ 5,000
EXCESS NET CAPITAL	**$ 37,458**	$ 25,971
EXCESS NET CAPITAL AT 1000%	**$ 41,542**	$ 29,918

The accompanying notes are an integral part of these financial statements.

HOLBEIN ASSOCIATES, INC.
Computations of Aggregate Indebtedness
December 31, 2004 and 2003

	2004	2003
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM BALANCE SHEET	**$ 9,156**	$ 10,524
ADD		
Drafts for immediate credit	-	-
Market value of securities borrowed for which no equivalent value is paid or credited	-	-
Other unrecorded amounts	-	-
TOTAL AGGREGATE INDEBTEDNESS	**$ 9,156**	$ 10,524
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**22%**	34%
PERCENTAGE OF DEBT TO DEBT EQUITY TOTAL COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d)	**N/A**	N/A

The accompanying notes are an integral part of these financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Holbein Associates, Inc.
Dallas, Texas

In planning and performing our audits of the financial statements and supplemental schedules of Holbein Associates, Inc. (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

4450 Sigma Road, Suite 130
Dallas, Texas 75244
Telephone 972.980.0808
Facsimile 972.980.2448
www.hutpat.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 *(Continued)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dutton, Patterson + Company

January 25, 2005
Dallas, Texas